SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                           Prana Biotechnology Limited
                              (Name of Registrant)


      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F   [X]    Form 40-F      [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes   [ ]   No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

                           PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.   Prana  Biotechnology  Limited  new  issue  announcement,   application  for
     quotation of additional securities and agreement dated January 29, 2003.

2. Prana Biotechnology Limited Quarterly Report on Appendix 4C for the Quarter ended December 2002 dated January 31, 2003

                                                                          ITEM 1

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------
                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5

                                   Appendix 3B

                             New issue announcement,
               application for quotation of additional securities
                                  and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003.


Name of entity
-------------------------------------------------------------------------------
PRANA BIOTECHNOLOGY LIMITED
-------------------------------------------------------------------------------

ABN
----------------------------
37 080 699 065
----------------------------

We (the entity) give ASX the following information.


Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be         -------------------------------
   issued                                       Ordinary Shares
                                                -------------------------------

2 Number of +securities issued or to            --------------------------------
  be issued (if known) or maximum                 2,620
  number which may be issued                    --------------------------------

3 Principal terms of the +securities (eg,       -------------------------------
  if options, exercise price and expiry         Pari passu with existing quoted
  date; if partly paid +securities, the         ordinary shares
  amount outstanding and due dates for          --------------------------------
  payment; if +convertible securities,
  the conversion price and dates for
  conversion)

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 1

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

4 Do the +securities rank equally in all        -------------------------------
 respects from the date of allotment            Yes
 with an existing +class of quoted              -------------------------------
 +securities?

If the additional securities do not
rank equally, please state:
- the date from which they do
- the extent to which they
  participate for the next dividend,
  (in the case of a trust,
  distribution) or interest payment
- the extent to which
  they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration                  -------------------------------
                                                $0.50 per share
                                                -------------------------------


6 Purpose of the issue                          -------------------------------
  (If issued as consideration for the           Exercise of Options
  acquisition of assets, clearly identify
  those assets)






                                                -------------------------------

7 Dates of entering +securities into            -------------------------------
  uncertificated holdings or                    22/1/03
  despatch of certificates                      -------------------------------



                                            --------------- ---------------
8 Number and +class of all +securities      Number          +Class
  quoted on ASX (including the              --------------- ----------------
  securities in clause 2 if applicable)     58,991,665(PBT)  Ordinary Shares
                                            6,997,537 (PBTO) Options exercisable
                                                             at $0.50 on or
                                                             before 1 March 2003
                                            --------------- --------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 2                                                     1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------

                                        ----------------------------- -------------------------
                                        Number                        +Class
                                        ----------------------------- -------------------------

9 Number and +class of all +securities  20,150,000 (PBTAK)            Options exercisable
  not quoted on ASX (including the                                     at $0.50 on or
  securities in clause 2 if applicable)                                before 1 December
                                                                       2004.
                                        200,000 (PBTAM)               Options exercisable
                                                                       at $0.50 on or before
                                                                       20 March 2004.
                                                                      Employee &
                                        410,000 (PBTAO)                Consultants Options
                                                                       exercisable at $0.50
                                                                       on or before 30 June
                                                                       2005.
                                        200,000 (PBTAQ)               Options exercisable
                                                                       at $0.50 on or
                                                                       before 1 October
                                                                       2005.
                                        ----------------------------- --------------------------

10 Dividend policy (in the case of a            -------------------------------
   trust, distribution policy) on the           Unchanged
   increased capital (interests)                -------------------------------

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval                  -------------------------------
   required?
                                                -------------------------------

12 Is the issue renounceable or non-            -------------------------------
   renounceable?
                                                -------------------------------

13 Ratio in which the +securities will be       -------------------------------
  offered
                                                -------------------------------

14 +Class of +securities to which the           -------------------------------
   offer relates
                                                -------------------------------

15 +Record date to determine                    -------------------------------
   entitlements

16 Will holdings on different registers         -------------------------------
   (or subregisters) be aggregated for
   calculating entitlements?
                                                -------------------------------

17 Policy for deciding entitlements in          -------------------------------
   relation to fractions
                                                -------------------------------

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 3

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------


18 Names of countries in which the              -------------------------------
   entity has +security holders who will
   not be sent new issue documents

   Note: Security holders must be told how their entitlements are to be dealt with.

   Cross reference: rule 7.7.                   -------------------------------

19 Closing date for receipt of                  -------------------------------
   acceptances or renunciations
                                                -------------------------------

20 Names of any underwriters                    -------------------------------

                                                -------------------------------

21 Amount of any underwriting fee or            -------------------------------
   commission
                                                -------------------------------

22 Names of any brokers to the issue            -------------------------------

23 Fee or commission payable to the             -------------------------------
   broker to the issue
                                                -------------------------------

24 Amount of any handling fee                    ------------------------------
   payable to brokers who lodge
   acceptances or renunciations on
   behalf of +security holders                   -------------------------------

25 If the issue is contingent on                 -------------------------------
   +security holders' approval, the date
   of the meeting                                -------------------------------

26 Date entitlement and acceptance               -------------------------------
   form and prospectus or Product
   Disclosure Statement will be sent to
   persons entitled                              -------------------------------


27 If the entity has issued options,             -------------------------------
   and the terms entitle option holders to
   participate on exercise, the date on
   which notices will be sent to option
   holders                                       -------------------------------

28 Date rights trading will begin (if            -------------------------------
   applicable)
                                                 -------------------------------

29 Date rights trading will end (if              -------------------------------
   applicable)
                                                 -------------------------------

30 How do +security holders sell their           -------------------------------
   entitlements in full through a broker?
                                                 ------------------------------

--------------------------------------------------------------------------------
+See chapter 19 for defined terms.

Appendix 3B Page 4                                                      1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
-------------------------------------------------------------------------------

31 How do +security holders sell part           --------------------------------
   of their entitlements through a broker
   and accept for the balance?
                                                --------------------------------

32 How do +security holders dispose             --------------------------------
   of their entitlements (except by sale
   through a broker)?                           --------------------------------

33 +Despatch date                               --------------------------------

                                                --------------------------------

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X} Securities described in Part 1

(b) [ ] All other securities

                  Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35      [ ]       If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36      [ ]       If the +securities are +equity securities, a distribution
                  schedule of the additional +securities setting out the number of holders in the categories

                  1 - 1,000
                  1,001 - 5,000
                  5,001 - 10,000
                  10,001 - 100,000
                  100,001 and over

37      [ ]       A copy of any trust deed for the additional +securities

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 5

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------

Entities that have ticked box 34(b)

38 Number of securities for which                 ------------------------------
   +quotation is sought
                                                  ------------------------------

39 Class of +securities for which                 ------------------------------
   quotation is sought
                                                  ------------------------------

40 Do the +securities rank equally                ------------------------------
   in all respects from the date of
   allotment with an existing +class of
   quoted +securities?                            ------------------------------

   If the additional securities do not            ------------------------------
   rank equally, please state:
   - the date from which they do
   - the extent to which they participate
     for the next dividend, (in
     the case of a trust, distribution)
     or interest payment
   - the extent to which
     they do not rank equally, other than
     in relation to the next dividend,
     distribution or interest payment
                                                  ------------------------------

41 Reason for request for quotation               ------------------------------
   now


Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of
another security, clearly identify that
other security)                                   ------------------------------

                                                  ----------------- ------------
                                                  Number            +Class
                                                  ----------------- ------------
42 Number and +class of all
   +securities quoted on ASX
   (including the
   securities in clause 38)
                                                  ----------------- ------------



--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                      1/1/2003

                                                                     Appendix 3B
                                                          New issue announcement
--------------------------------------------------------------------------------


Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We warrant the following to ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There  is no  reason  why  those  +securities  should  not be  granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note:An  entity  may  need  to  obtain  appropriate   warranties  from
          subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 7

Appendix 3B
New issue announcement
--------------------------------------------------------------------------------


3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: /s/Richard Revelins                             Date: 29 January 2003
                  (Director/Company secretary)

Print name: RICHARD REVELINS
                                    == == == == ==
 -------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                      1/1/2003

                                                                          ITEM 2

                                                                     Appendix 4C
                                                   Quarterly report for entities
                                            admitted on the basis of commitments
--------------------------------------------------------------------------------

                                                                       Rule 4.7B


                               Appendix 4C - Qtr2

                                Quarterly report
                              for entities admitted
                           on the basis of commitments


Introduced 3l/3/2000. Amended 30/9/2001



Name of entity
--------------------------------------------------------------------------------
PRANA BIOTECHNOLOGY LIMITED
--------------------------------------------------------------------------------

ABN                            Quarter ended ("current quarter")
----------------------------   -------------------------------------------
37 080 699 065                 DECEMBER 2002
----------------------------   -------------------------------------------

Consolidated statement of cash flows

                                                                  ---------------------- ------------------------
Cash flows related to operating activities                        Current quarter        Year to date (6 months)
                                                                  $A'000                 $A'000
                                                                  ---------------------- ------------------------

1.1  Receipts from customers                                                       124                      492

1.2  Payments for      (a) staff costs                                            (134)                    (366)
                       (b) advertising and marketing                               (27)                     (44)
                       (c) research and development                               (405)                    (907)
                       (d) leased assets                                             -                       -
                       (e) other working capital                                  (671)                  (1,537)
1.3  Dividends received                                                              -                        -
1.4  Interest and other items of a similar nature                                   32                       72
     received
1.5  Interest and other costs of finance paid                                        -                        -
1.6  Income taxes paid                                                               -                        -
1.7  Other (provide details if material)                                             -                        -
                                                                  ---------------------- ------------------------
     Net operating cash flows                                                    (1,081)                 (2,291)
-----------------------------------------------------------------------------------------------------------------

+ See chapter 19 for defined terms.


30/9/2001                                                     Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

----------------------------------------------------------------------------------------------------------------------
                                                                          Current quarter       Year to date (6 months)
                                                                          $A'000                $A'000
----------------------------------------------------------------------------------------------------------------------
1.8   Net operating cash flows (carried forward)                                (1,081)                (2,291)
----------------------------------------------------------------------------------------------------------------------

      Cash flows related to investing activities

1.9   Payment for acquisition of:
                                    (a) businesses (item 5)                          -                      -
                                    (b) equity investments                           -                      -
                                    (c) intellectual property                        -                      -
                                    (d) physical non-current assets                 (1)                    (3)
                                    (e) other non-current assets                     -                      -
1.10  Proceeds from disposal of:
                                    (a) businesses (item 5)                          -                      -
                                    (b) equity investments                           -                      -
                                    (c) intellectual property                        -                      -
                                    (d) physical non-current assets                  -                      -
                                    (e) other non-current assets                     -                      -

1.11  Loans to other entities                                                        -                      -
1.12  Loans repaid by other entities                                                 -                      -
1.13  Other (provide details if material)                                            -                      -
                                                                        ---------------------------------------------
      Net investing cash flows                                                      (1)                    (3)
                                                                        ---------------------------------------------
1.14  Total operating and investing cash flows                                  (1,081)                (2,294)
---------------------------------------------------------------------------------------------------------------------

      Cash flows related to financing activities
1.15  Proceeds from issues of shares, options, etc.                                118                    155
1.16  Proceeds from sale of forfeited shares                                         -                      -
1.17  Proceeds from borrowings                                                       -                      -
1.18  Repayment of borrowings                                                        -                      -
1.19  Dividends paid                                                                 -                      -
1.20  Other (provide details if material)                                            -                      -
                                                                        ---------------------------------------------
      Net financing cash flows                                                     118                    155
---------------------------------------------------------------------------------------------------------------------

      Net increase (decrease) in cash held                                        (964)                (2,139)
1.21  Cash at beginning of quarter/year to date                                  2,409                  3,585
1.22  Exchange rate adjustments to item 1.20                                         -                      -
                                                                        ---------------------------------------------
1.23  Cash at end of quarter                                                     1,446                  1,446
---------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.


Appendix 4C Page 2                                                    30/9/2001


                                                                     Appendix 4C
                                                   Quarterly report for entities
                                            admitted on the basis of commitments

--------------------------------------------------------------------------------

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities


                                                                           ----------------
                                                                            Current quarter
                                                                            $A'000
                                                                            ---------------
1.24  Aggregate amount of payments to the parties included in item 1.2          140
                                                                            ---------------
1.25  Aggregate amount of loans to the parties included in item 1.11              -
-------------------------------------------------------------------------------------------

1.26  Explanation necessary for an understanding of the transactions
      --------------------------------------------------------------------------
      Directors & Associates = 64k
      Related Entities = 76k
      --------------------------------------------------------------------------

     Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
      --------------------------------------------------------------------------

      Nil
      --------------------------------------------------------------------------

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
     ---------------------------------------------------------------------------
      Nil
      --------------------------------------------------------------------------


Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).


                                     ----------------------- -------------------
                                     Amount available        Amount used
                                     $A'000                  $A'000
                                     ----------------------- -------------------
3.1   Loan facilities                          -                     -
                                     ----------------------- -------------------
3.2   Credit standby arrangements              -                     -
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.


30/9/2001                                                     Appendix 4C Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

--------------------------------------------------------------------------------

Reconciliation of cash
                                                         ----------------------
Reconciliation of cash at the end of the quarter
(as shown in the consolidated statement of cash flows)   Current       Previous
to the related items in the accounts is as follows.      quarter       quarter
                                                         $A'000         $A'000
-------------------------------------------------------------------------------
4.1 Cash on hand and at bank                               246             409
                                                         ----------------------
4.2 Deposits at call                                     1,200           2,000
                                                         ----------------------
4.3 Bank overdraft                                           -
                                                         ----------------------
4.4 Other (provide details)                                  -
-------------------------------------------------------------------------------
    Total: cash at end of quarter (item 1.22)            1,446           2,409
-------------------------------------------------------------------------------

Acquisitions and disposals of business entities

                                        ----------------- ------------------
                                         Acquisitions      Disposals
                                         (Item 1.9(a))     (Item 1.10(a))
                                        ----------------- ------------------
5.1 Name of entity                            -                -
                                        ----------------- ------------------
5.2 Place of incorporation or                 -                -
    registration
                                        ----------------- ------------------
5.3 Consideration for acquisition or          -                -
    disposal
                                        ----------------- ------------------
5.4 Total net assets                          -                -
                                        ----------------- ------------------
5.5 Nature of business                        -                -
                                        ----------------- ------------------

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2    This statement does give a true and fair view of the matters disclosed.



Sign here: /s/Richard Revelins                           Date: 31 January 2003
           (Company secretary)



Print name:     RICHARD REVELINS













--------------------------------------------------------------------------------
+ See chapter 19 for defined terms


Appendix 4C Page 4                                                    30/9/2001

                                                                     Appendix 4C
                                                   Quarterly report for entities
                                            admitted on the basis of commitments
--------------------------------------------------------------------------------





Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

    - 6.2      -   reconciliation of cash flows arising from operating
                   activities to operating profit or loss
    - 9.2      -   itemised disclosure relating to acquisitions
    - 9.4      -   itemised disclosure relating to disposals
    - 12.1(a)  -   policy for classification of cash items
    - 12.3     -   disclosure of restrictions on use of cash
    - 13.1     -   comparative information

3. Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.







--------------------------------------------------------------------------------
+See chapter 19 for defined terms.


30/9/2001                                                     Appendix 4C Page 5

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PRANA BIOTECHNOLOGY LIMITED
                                            ---------------------------
                                                   (Registrant)



                                            By:  /s/Phillip Hains
                                                -------------------------------
                                                Phillip Hains
                                                Administrative Officer



Date: January 31, 2003